EXHIBIT 99.5

                                 [RETALIX LOGO]

Investor Relations Contact           Public Relations Contact - USA
Allan E. Jordan                      Kerry Vance
The Global Consulting Group          GolinHarris, New York
+1-646-284-9400                      +1-212-373-6000
ajordan@hfgcg.com                    kvance@golinharris.com


Public Relations Contact - International
Motti Gadish
Retalix Ltd.
+972-9-776-6611
Motti.Gadish @retalix.com

   StoreNext Israel Delivers Valuable Market Information to Grocery Suppliers

   Demonstration of Online Reporting and Analysis Service to Occur at FMI Show

Ra'anana, Israel, May 1, 2006 - StoreNext Israel, a subsidiary of Retalix Ltd. (Nasdaq: RTLX), a leading provider of market information to Israel's grocery suppliers, will introduce its Web-based information services to the international supplier audience at the FMI Show in Chicago, on May 7-9, 2006.

In just five years, StoreNext Israel has grown to connect the data from more than 1,000 grocery stores, representing approximately 50 percent of Israel's grocery retail market, to suppliers and manufacturers. On a daily basis, sales data is collected from the stores and processed into market information that is distributed within 24 hours to Israel's leading suppliers of food and other fast moving consumer goods through a Web-based service. Among the dozens of suppliers already using StoreNext's market information are the Israeli subsidiaries and affiliates of Unilever, Nestle, Danone, Coca-Cola, Carlsberg, Wrigley, Kimberly-Clark, Henkel and others.

StoreNext's online information service enables the suppliers to measure market-share performance, analyze market trends, identify growing categories and spot problems areas. The tool's next-day reporting capabilities helps suppliers closely monitor new product launches, determine the effect of promotions on sales and evaluate the performance of advertising campaigns. In addition, the service provides information on product availability, average prices and market-size estimates.

"StoreNext was established to provide valuable services both to grocery retailers as well as their suppliers, and our high penetration rate among retailers and suppliers in Israel proves the value and convenience of our services throughout the grocery supply chain," said Yoram Sagy, CEO of StoreNext Israel. "We are delighted to have the opportunity to demonstrate our services to international suppliers and especially to the parent companies and strategic partners of our local Israeli customers. This demonstration is the first opportunity that U.S. and international suppliers and manufacturers will have to observe the value and operational efficiency the StoreNext platform can deliver for them."

The StoreNext online information service for suppliers will be on display at the StoreNext Retail Technologies booth # 2653 at the FMI Show, McCormick Place, Chicago, IL, May 7-9, 2006.

About StoreNext Israel

StoreNext Israel provides information services, retail management and B2B e-commerce services to supermarket chains, independent retailers and suppliers. Established in 2000, StoreNext Israel is owned by Retalix, Coca-Cola Israel
(CBC), IsraCard and DIC Investments.

StoreNext Israel is connected to most of Israel's largest grocery stores, providing web-based retail management and EDI services to both large supermarket chains as well as to independent grocers. The data collected from these stores is used to improve the suppliers' supply chain efficiency, store-level replenishment and visibility into market trends.

About Retalix

Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas.

Retalix on the web: www.retalix.com

Retalix(R) and StoreNext(R) are registered trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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